Filed pursuant to Rule 253(g)(2)

File No. 024-11953

This Supplement No. 4, dated May 5, 2023 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated March 28, 2023, of Landa App, LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to update certain lease information for the following Series (the “Updated Series”):

●	Landa App LLC - 80 High Ridge Road Covington GA LLC

●	Landa App LLC - 255 Countryside Lane Covington GA LLC

●	Landa App LLC - 25 Pleasant Valley Road McDonough GA LLC

●	Landa App LLC - 4702 Saint James Way Decatur GA LLC

LANDA APP LLC

6 W. 18th Street

New York, NY 10011

(646) 905-0931

Landa.app

CURRENT AND PREVIOUS SERIES OFFERINGS

Issuance of Notes

The table below (the “Update Table”) shows key information related to each Updated Series and its underlying Property. The information in the Update Table supersedes any contrary previous information contained in the Master Series Table included in the Offering Circular, which can be found here; all other information in the Offering Circular is otherwise unchanged.

Series	Loan Amount	Annual Interest Rate	Loan Date	Maturity Date
Landa App LLC - 80 High Ridge Road Covington GA LLC	$2,000.00	4.50%	05/03/2023	05/03/2028
Landa App LLC - 255 Countryside Lane Covington GA LLC	$2,100.00	4.50%	05/03/2023	05/03/2028
Landa App LLC - 25 Pleasant Valley Road McDonough GA LLC	$2,750.00	4.50%	05/03/2023	05/03/2028
Landa App LLC - 4702 Saint James Way Decatur GA LLC	$5,500.00	4.50%	05/03/2023	05/03/2028

The foregoing is a summary of the terms of the applicable Loan Agreements and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the applicable Lease Agreements, a copy of which are filed in our Form 1-U, filed on May 5, 2023, which can be found here.